UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

On January 25, 2011, CorpBanca issued the following communication addressed to the Chilean Superintendency of Securities and Insurance providing notice of the scheduling of a General Shareholders’ Meeting on 24 February 2011 to consider the Board of Director’s proposal for the distribution of dividends in accordance with the terms described therein. The communication is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Mario Chamorro
	Name:	Mario Chamorro
	Title:	Chief Executive Officer

Date: January 31, 2011

EXHIBIT INDEX

Exhibit	Description
99.1	Communication dated 25 January 2011 addressed to the Chilean Superintendency of Securities and Insurance and providing notice of the scheduling of a General Shareholders’ Meeting on 24 February 2011 to consider the Board of Director’s proposal for the distribution of dividends in accordance with the terms described therein.